

February 28, 2014

<u>Via E-mail</u>
Jill Gutierrez
President & Chief Executive Officer
Alamogordo Financial Corp.
500 East 10th Street
Alamogordo, New Mexico 88310

> **Re:** **Alamogordo Financial Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 10, 2014**
> **File No. 333-192233**

Dear Ms. Gutierrez:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-Effective Amendment No. 1 to the Form S-4 Filed February 10, 2014

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

Risk Factors, page 13

2. Add a risk factor that discusses the fact that counsel is not able to opine as to whether Bank 1440 shareholders who receive cash considerations will be taxed as ordinary income or as a dividend. Make commensurate revisions to the summary disclosure on page 12.

Material Tax Consequences of the Merger, page 58

3. We note your discussion of the conditions necessary for receiving the tax opinion contemplated by the merger agreement. Please revise this section to clarify that Alamogordo and Bank 1440 have received an opinion of counsel, as of the date of the registration statement and that the discussion in this section either summarizes that opinion or, in fact, represents the opinion of counsel. Please refer to Item 601(b)(10) of Regulation S-K. Please also refer to Staff Legal Bulletin 19 for more information.

4. We note your response to prior comment 23. Please revise the disclosure on page 59 to reflect the fact that the opinion has been filed with the registration statement and speaks as of the date of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
        Ned Quint
        Luse Gorman Pomerenk & Schick, P.C.